Exhibit 99.7

Wipro to acquire InfoSERVER, a specialized IT Services provider for

Banking, Financial Services & Insurance sector in Brazil

Bangalore, India and São Paulo, Brazil: January 25th, 2017 - Wipro Ltd. (NYSE:WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company today signed an agreement to acquire InfoSERVER S.A. for BRL 27.6 Million (USD 8.7Mn)

InfoSERVER, an IT services provider, which is focussed on the Brazilian market, provides custom application development and software deployment services.

Two-decade old InfoSERVER, which counts some of the largest Brazilian banks as its clients, will help Wipro in expanding its presence in the country’s highly traditional and competitive Banking, Financial Services & Insurance market besides adding invaluable domain and process knowledge on the sector.

This acquisition closely aligns with Wipro’s vision to localise, expand its presence and become a significant partner of choice in the LATAM market and an end-to-end IT services provider that brings global expertise while operating as a local company. Wipro has a significant presence in Latin America with offices across 5 countries in the region - Argentina, Brazil, Chile, Colombia and Mexico.

“We welcome InfoSERVER to the Wipro family. The LATAM market and Brazil in particular is a strategic growth and investment region for Wipro. This acquisition will provide Wipro with scale and key client relationships, especially in the banking, financial services and insurance domains, which are the largest and fastest growing sectors in the region,” said Ankur Prakash, Vice President and Head of New Growth and Emerging Markets, Wipro Limited.

Welcoming the acquisition, Fabiano Funari, Vice President and Head of Sales & Operations, InfoSERVER S.A. said, “We are excited about what Wipro and InfoSERVER can accomplish together for our customers and employees. Wipro and InfoSERVER will combine strong local domain knowledge with technological breadth and global experience to help clients achieve their desired outcomes. Wipro’s global client base, delivery expertise and scale will help us expand our reach and offerings.”

The acquisition is subject to customary closing conditions and approvals by regulatory bodies in Brazil.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 170,000, serving clients across 6 continents. For more information, please visit www.wipro.com

About InfoSERVER S.A.

InfoSERVER started its operations in 1995 with a clear objective – to have a thorough knowledge about technologies in order to innovate, develop and offer outstanding services to the market. As its main clients have always been from the financial and banking sectors, the company has invested heavily in technologies involving information security and identity protection, and has become a member of OATH (Initiative for Open Authentication) – an organization that brings together the biggest and best players of encryption and strong authentication in the world – and has sought strategic and innovative partnerships. HQ: Sao Paolo, Brazil. Intel Capital owns 36.79% shares in Infoserver S.A.

Wipro Media Contacts:

Vipin Nair

vipin.nair1@wipro.com

Subhashini Pattabhiraman

subhashini.pattabhiraman@wipro.com

Wipro Media Contacts in LATAM:

Irais Moya

irais.moya@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.